UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANORMED INC. (Registrant)
(Exact name of registrant as specified in its charter)
Canada 98-0171581
(State of incorporation or organization) (I.R.S. Employer Identification No.)
200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5
(Address of principal executive offices) (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates: ___001-32654_________________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Common Shares, no par value
(Title of class)

Item 1.

Description of Registrant’s Securities to be Registered.

Background

On February 2, 2006, the Board of Directors of AnorMED Inc. (the “Corporation”) adopted a shareholder rights plan (the “Rights Plan”), pursuant to a Shareholder Protection Rights Plan Agreement dated as of February 2, 2006 between the Corporation and Computershare Investor Services Inc., as rights agent (the “Rights Plan Agreement”).

Shareholder approval of the Rights Plan is not required by law, but is required by applicable stock exchange rules.  The Rights Plan is effective in accordance with its terms, subject to the approval of the Toronto Stock Exchange, from February 2, 2006 (the “Effective Date”), and is subject to confirmation by resolution passed by a majority of greater than 50% of the votes cast by Independent Shareholders of the Corporation who vote in respect of the confirmation of the Rights Plan at a meeting of shareholders of the Corporation to be held no later than July 31, 2006.

Summary of the Rights and the Rights Plan Agreement

The following is a brief description of the Rights, and the significant provisions of the Rights Plan and the Rights Plan Agreement, which is qualified in its entirety by reference to the text of the Rights Plan Agreement, which is incorporated by reference herein.  All capitalized terms used but not defined herein are defined in the Rights Plan Agreement.  A copy of the Rights Plan Agreement is attached as Exhibit 1 to this Form 8-A.

Distribution of Rights

Upon implementation of the Rights Plan, the Board of Directors authorized the Corporation to issue one Right in respect of each outstanding Common Share to holders of record as of the close of business on February 2, 2006 [insert space] and authorized the Corporation to issue one Right for each Common Share issued after the Record Time and prior to the "Separation Time" (as defined below).  The initial exercise price of a Right is $50 (the "Exercise Price").  The Exercise Price is subject to certain adjustments as described below.  Conditional upon confirmation of the Rights Plan by the Shareholders on or before July 31, 2006, the Rights will expire 10 years after the Effective Date (the "Expiration Date"), unless (a) exchanged or redeemed earlier by the Corporation as described below or (b) the Shareholders of the Corporation do not reconfirm the Rights Plan within 5 years of the Effective Date.

Upon a person or related group making a Take-over Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Common Shares, other than through certain "Permitted Acquisitions" including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror whose rights automatically become null and void) to acquire, at the Exercise Price, Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Corporation.  The Rights do not entitle their holders to acquire Common Shares at a discount in the case of a Permitted Bid or Competing Permitted Bid, which are each a Take-over Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favor the bid indicate their approval simply by tendering their Common Shares to it.  If shareholders independent of the bidder tender shares representing more than 50% of the Common Shares then outstanding by the end of the minimum initial tender period of 60 days, the bid must be extended for a further period of 30 days to allow initially non-tendering shareholders to tender their Common Shares to the bid if they so choose.  Common Shares deposited pursuant to a bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis.

The Rights Plan does not modify the proxy provisions of the Canada Business Corporations Act, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board of Directors to call a meeting of shareholders.

Dilution

In the event that (i) a person announces the acquisition of 20% or more the Common Shares of the Corporation, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board of Directors, or (ii) a person announces a take-over bid (other than a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board of Directors), that if successfully completed, would result in such person becoming an Acquiring Person, each Right (other than any held by the acquiror which automatically become null and void) will "flip-in" to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price.  For example, if at the time of such announcement the Exercise Price is $50 and the Common Shares have a Market Value of $20 each, the holder of each Right would be entitled to purchase 5 Common Shares for a price of $10 per share.  (The number of Common Shares at 50% of Market Value that can be obtained for the Exercise Price.)

Flip-over Transaction or Event

In the event that the Corporation undergoes a merger or amalgamation or similar transaction, or disposes of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of the operating income or cash flow, of the Corporation (a "Flip-over Transaction or Event"), each Right (other than any held by the acquiror which automatically become null and void) will "flip-over" and the continuing or acquiring company will assume all of the obligations and duties of the Corporation under the Rights Plan.

Separation Time

The "Separation Time" is the Close of Business on the earlier of:

(a)

the tenth Business Day following the date of the first public announcement made by the Corporation or an Acquiring Person (discussed below) that a person has become an Acquiring Person; and

(b)

the tenth Business Day following the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) that, if successfully completed, would result in such person becoming an Acquiring Person, or such earlier or later date as may be determined by the Board of Directors at any time prior to any person becoming an Acquiring Person, provided that if any such take-over bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Trading and Exercise of Rights

The Rights will separate and trade apart from the Common Shares and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below).  Until the Separation Time and prior to the Expiration Time, the Rights will not be exercised and may be transferred only with the associated Common Shares and will be represented by the outstanding Common Share certificates.  Until the Separation Time, the transfer of any Common Share will also transfer the associated Right.  New Common Share certificates issued on the transfer of existing Common Shares or on the issuance of additional Common Shares will contain a notation incorporating the Rights Plan Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Common Shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

The Rights entitle their holders to acquire Common Shares at a discount if a person becomes an Acquiring Person by acquiring Beneficial Ownership of 20% or more of the outstanding Common Shares, other than as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions or otherwise on terms approved by the Board of Directors (collectively the "Permitted Acquisitions"). However, if an acquiror becomes the Beneficial Owner of 20% or more of the Common Shares by a Permitted Acquisition and such acquiror is or subsequently becomes the Beneficial Owner of additional Common Shares constituting more than 1% of the Common Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, such acquiror shall become an Acquiring Person.

Any person who was the Beneficial Owner of 20% or more of the outstanding Common Shares on February 2, 2006, is "grandfathered", so that the Rights will not entitle their holders to acquire Common Shares at a discount unless such person increases its shareholdings by more than 2%.

Beneficial Ownership

Beneficial Ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, including an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Take-over Bid for the Corporation's Common Shares.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Take-over Bid made by way of a Take-Over Bid Circular in accordance with the take-over bid provisions of applicable securities laws and, which also complies with the following conditions:

(a)

the bid must be made to all shareholders wherever resident as registered on the books of the Corporation on identical terms;

(b)

the bid contains irrevocable and unqualified provisions that;

(i)

none of the bidder and its affiliates and associates will acquire any Common Shares while the bid is outstanding;

(ii)

all Common Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (iii) below and that all Common Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii)

no Common Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Common shares then outstanding pursuant to the bid and have not withdrawn such shares; and

(iv)

should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 30 days from the date referred to in (iii) above provided that where a greater number of Common Shares are deposited then the bidder is bound or willing to acquire pursuant to a bid for less than all of the Common Shares held by Independent Shareholders, the Common Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of 35 days after the date of the Competing Permitted Bid and 60 days following the date of the earliest Permitted Bid.

Permitted Lock-Up Agreements

A “permitted lock-up agreement” under the Rights Plan is an agreement between an Offeror, any of its Affiliates or anyone acting jointly or in concert with the Offeror and a shareholder which:

•

permits the locked-up shareholder to withdraw its Common shares in order to tender to another bid that contains an offering price for each Common Share that exceeds the offering price contained in the lock-up bid; or

•

permits the locked-up shareholder to withdraw its Common Shares in order to tender to another bid that contains an offering price for each Common Share that exceeds the offering price contained in the locked-

up bid by as much or more than a specified amount, which is not greater than 7% of the offering price contained in the lock-up bid; or

•

permits the locked-up shareholder to withdraw its voting shares in order to tender to another bid for a number of Common Shares at least 7% greater than the number of Common Shares that were the subject of the lock-up bid at a price that is not less than the price per Common Share offered under the lock-up bid.

A “permitted lock-up agreement” must not provide for any “break-up fees”, “top-up fees”, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price payable to the locked-up shareholder under the bid or one-half of the increased price that is paid pursuant to another bid, whichever is the greater, in the event that the locked-up person fails to tender Common Shares in order to accept the other bid.  In addition, a “permitted lock-up agreement” may contain a right of first refusal or require a period of delay to give the person who made the lock-up bid an opportunity to match a higher price in another bid, so long as this limitation does not preclude the exercise by the locked-up person of the right to withdraw Common Share of the Company during the period of the other bid.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, are subject to adjustment from time to time upon certain events, including:

(a)

if there is a dividend payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than pursuant to any optional stock dividend program) on the Common Shares;

(b)

a subdivision or consolidation of the Common Shares into a greater number or lesser number of Common Shares, as the case may be;

(c)

an issuance of Common Shares or securities exchangeable for or convertible into or giving a right to acquire Common Shares in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation or statutory arrangement; or

(d)

if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares at a price per Common Share less than Market Price, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights, options or warrants.

Holder of Rights is not Deemed as a Shareholder

Until the Right is exercised, its holder will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.  The Rights Plan Agreement also gives the Board of Directors the right, at its option, to waive the application of the Rights Plan to any particular share acquisition that would otherwise be subject to those provisions but in that event must, subject to certain qualifications, waive the application of the Rights Plan to any other Take-Over Bid occurring within 60 days of the initial waiver or deemed waiver or to any contemporaneous Flip-Over Transaction or Event.

Amendments

Subject to obtaining the prior written consent of The Toronto Stock Exchange, the Board of Directors of the Corporation may from time to time supplement or amend the Rights Plan Agreement, as amended, without the approval of the holders of Common Shares or Rights, in order to correct a clerical or typographical error or as a result of a change in applicable legislation or regulation, (provided that such latter change is subsequently approved by the holders of Common Shares or the holders of the Rights, as applicable).  Other amendments can only be made with the approval of the shareholders, or, after the Separation Time, the holders of the Rights.

Ownership Restrictions

Except as provided in the Investment Canada Act (the “ICA”), there are no restrictions specific to the rights of non-Canadians to hold or vote securities of the Corporation under the laws of Canada or British Columbia, or in the Corporation’s charter documents.

The ICA requires non-Canadian persons or entities acquiring “control” (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada may review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets, calculated in the manner prescribed, exceeds certain thresholds (generally five million dollars, in the case of direct acquisitions and fifty million dollars, in the case of indirect acquisitions), such thresholds being favorably varied by the Minister each year for WTO investors (including the U.S.), except where the activity of the business is related to uranium production, financial services, transportation or culture.  No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the business that is the subject of the investment.

Monetary Restrictions

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital or which impose foreign exchange controls. Unless otherwise indicated, all dollar amounts in this Form 8-A are in Canadian dollars.

Canadian Tax Matters

The following is a summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Tax Act”) of the issuance of Rights under the Rights Plan to a holder of Common Shares of the Corporation who is not resident in Canada nor deemed to be a resident of Canada (a “Non-Resident Holder”).

This summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any Non-Resident Holder and no representation with respect to the tax consequences to any Non-Resident Holder is made.  Accordingly, Non-Resident Holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of Common Shares and Rights, including the applicability of any state, local or foreign tax laws and recent changes in applicable tax laws.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder, the Corporation’s understanding of the current published administrative practices of the Canada Revenue Agency, and all specific proposals to amend the Tax Act and the Regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof.  This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decisions or actions, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary assumes that throughout the period that the Rights are outstanding:

(i)

the Corporation will deal with the Non-Resident Holder at arm’s length within the meaning of the Tax Act;

(ii)

the Common Shares and the Rights are capital property to the Non-Resident Holder;

(iii)

the Non-Resident Holder is not at any time a “financial institution”, a “specified financial institution”, or an interest in which would be a “tax shelter investment”, all is defined in the Tax Act;

(iv)

the Non-Resident Holder does not use or hold and is not deemed or considered to use or hold the Common Shares or Rights in carrying on a business in Canada and has not acquired any of them in one or more transactions considered to be an adventure in the nature of trade within the meaning of the Tax Act;

(v)

the Non-Resident Holder is not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of any of the Common Shares or Rights in computing income from carrying on a business in Canada; and

(vi)

the Non-Resident Holder, together with persons with whom the Non-Resident Holder does not deal at arm’s length, at no time collectively owns 25% or more of the issued shares of any class of the capital stock of the Corporation.

The Corporation considers that the Rights have negligible monetary value.  Provided this is correct, the issuance of Rights to a Non-Resident Holder will not be subject to any non-resident withholding tax under the Tax Act.

A Non-Resident Holder will not be taxable in Canada on the disposition of Rights or on the acquisition of Common Shares of the Corporation on the exercise of Rights.

The Corporation will be required to withhold tax equal to 15% of the gross amount of any dividends paid or credited, or deemed to have been paid or credited, by the Corporation to a Non-Resident Holder.  In the event that the Non-Resident Holder owns at least 10% of the Common Shares of the Corporation, the Corporation will only be required to withhold 5% of the gross amount of the dividends paid to the Non-Resident Holder.

Item 2.

Exhibits.

Exhibit Number	Description of Document
1.	Shareholder Protection Rights Plan Agreement dated February 2, 2006 between AnorMED Inc. and Computershare Investor Services Inc.
2.	Form of Rights Certificate
3.	Form of Share Certificate for Common Shares of AnorMED Inc.

4.

Certificate of Incorporation and Articles of Incorporation dated January 5, 1996, Certificates of Amendment dated March 4, 1999 and related Articles of Amendment, and Certificate of Amendment dated September 16, 2004 and related Articles of Amendment. (Incorporated herein by reference to Exhibit 99.15 filed with the Corporation’s  registration statement on Form 40-F (File No. 001-32654) filed on October 24, 2006)

5.

Bylaw No. 1 and Bylaw No. 2, effective July 25, 2002 and confirmed by Shareholders on September 19, 2002, and Bylaw No. 3 effective April 13, 2004 and confirmed by Shareholders on September 16, 2004. (Incorporated herein by reference to Exhibit 99.16 filed with the Corporation’s  registration statement on Form 40-F (File No. 001-32654) filed on October 24, 2006)

SIGNATURES

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Langley, in the Province of British Columbia on the 10th day of February, 2006.

By:

/s/ Michael J. Abrams______________
        Michael J. Abrams

Chief Executive Officer